

January 30, 2023

Daniel Marx
General Counsel
Trian Fund Management, L.P.
280 Park Avenue
41st Floor
New York, New York 10017

      Re: The Walt Disney Company
          PRRN14As (2) filed January 27, 2023
          Filed by Trian Fund Management, L.P. et al.
          SEC File No. 0-21392

Dear Daniel Marx:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Page number references below are to the second revised preliminary proxy statement filed on January 27, 2023. Defined terms have the same meaning as in that proxy statement.

PRRN14A filed January 27, 2023

Trian Alternate Nominee, page 4

1. We note the disclosure in the revised proxy statements and in your response to our prior comment 2 in your response letter dated January 27, 2023. Please note that in our view, Rule 14a-9 requires you to file and disseminate revised proxy materials promptly if Trian makes a determination to substitute Matthew Peltz for Nelson Peltz. In our view, failure to promptly disclose an actual decision to make a substitution under the circumstances present here would represent a material omission.

Proxy Information, page 24

2.   We note the following disclosure which appears in several places in the second proxy statement filed on January 27, 2023:

> **- "If you sign, do not mark and return a <u>*BLUE*</u> voting instruction form to Broadridge, Trian believes that Broadridge will not vote your shares so as to create the effect of a 'WITHHOLD' vote on all of the nominees."**

> - "**However, if you vote for more than eleven nominees on a <u>*BLUE* voting instruction form</u> returned directly to Broadridge, Trian believes that Broadridge may invalidate all your votes on Proposal 1 and your votes on Proposal 1 may not be counted."**

> The proxy statement should be clear on the treatment of over voted and signed but unmarked voting instruction forms. Please revise to remove the qualifying language above, after discussing with all necessary third parties to ensure accuracy.

General

3.   We note the various references to Rule 14a-4(c)(1), which would appear to be inappropriate, given that 14a-4(c)(1) relates to the use of discretionary authority by registrants. Please revise, or advise.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Christina Chalk at (202) 551-3263.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions